Exhibit 1.01

RealD Inc.

Conflict Minerals Report

For the reporting period from January 1, 2014 to December 31, 2014

This Conflict Minerals Report (the “Report”) of RealD Inc. (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2014 to December 31, 2014 (the “Reporting Period”).

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products, and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products, and Conflict Minerals are necessary to the functionality or production of those products.

Description of the Company

RealD Inc. is a leading global licensor of stereoscopic, or three dimensional (3D), and other visual technologies. The Company’s extensive intellectual property portfolio is used in applications that enable a premium viewing experience in the theater, the home and elsewhere. The Company licenses its RealD Cinema Systems to motion picture exhibitors that show 3D motion pictures and alternative content.

Description of the Company’s Products Covered by this Report

The Company manufactures and contracts to manufacture products that enable a premium 3D viewing experience in the theater, the home and elsewhere. This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during the Reporting Period.

For the Reporting Period, these products, which are referred to in this Report collectively as the “Covered Products,” are the following:

•                RealD Cinema Systems: RealD Cinema Systems include polarization switches and polarization switch controllers that are used for projecting films in stereoscopic 3D using circularly polarized light.

•                RealD Cinema System Mounts: These system mounts are used to attach RealD Cinema Systems to digital cinema projectors.

•                RealD Format Conversion Systems: Conversion systems enable the delivery and viewing of 3D content in multiple formats.

Company Policy

The Company has adopted a policy relating to Conflict Minerals (the “Company Policy”), which states, among other things, that the Company encourages its suppliers that manufacture components, parts or products containing tin, tantalum, tungsten and/or gold to commit to sourcing those materials from environmentally and socially responsible sources only. The Company Policy further states that materials that directly or indirectly contribute to conflict should be avoided, and that suppliers are encouraged to define, implement and communicate to sub-suppliers their own policies, outlining their commitment to responsible sourcing of these materials, legal compliance and measures for implementation.  The Company Policy also conveys that suppliers are expected to ensure that purchased metals originate from smelters validated as being Conflict Mineral free, and that traceability data is expected to be maintained and recorded for five years and provided to the Company upon request.

Reasonable Country of Origin Inquiry

The Company conducted a good faith Reasonable Country of Origin Inquiry (“RCOI”) that was designed to determine whether any of the Conflict Minerals originated in the Covered Countries and/or whether any of the Conflict Minerals may be from recycled or scrap sources.

As the first step in the good faith RCOI, the suppliers believed to be potentially providing materials and components that contain Conflict Minerals were identified (the “Identified Suppliers”). In conducting its RCOI and due diligence, the Company leveraged the latest version of the Conflict Minerals Reporting Template (“CMRT”) developed by the Conflict-Free Sourcing Initiative (“CFSI”), as well as other resources publicly available through the CFSI’s Conflict-Free Smelter Program (the “CFSP”).  As part of its due diligence, the Company has used the CMRT in its efforts to identify the smelters and refiners in the supply chain, as well as the country and mine of origin, of the Conflict Minerals used in the Covered Products. The CFSP also identifies smelters and refiners that an independent third-party audit has confirmed have systems in place that comply with the CFSP’s assessment protocols to assure sourcing of only conflict-free minerals.  The Company has not conducted its own supply chain audits, but rather, has relied on the information provided by the CFSP to help assess the due diligence conducted by the identified smelters and refiners and to assess or verify their conflict-free status.

Design of Due Diligence

The Company’s due diligence measures have been designed, in all material respects, to conform to the framework contained in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”), consistent with the Company’s position as a downstream company.

Description of Due Diligence Measures

In addition to the good faith RCOI, the Company undertook additional due diligence regarding the sources of the Conflict Minerals. The due diligence measures undertaken during the Reporting Period included the following:

1.              Establish strong company management systems: the Company maintained an internal conflict minerals review team, which included the Executive Vice President, Global Operations, the Vice President of Intellectual Property & Legal Affairs and the Company’s manager of quality and document control (the “Review Team”).  The overall internal conflict minerals review was overseen by the Company’s Executive Vice President & General Counsel.  In addition to the Review Team activities, the Company continued to communicate the Company Policy to its suppliers and, in any new or renewed supply contracts, include contract provisions that outline expectations of suppliers regarding responsible sourcing. The Company also continues to maintain a specific process to report any violations of the Company Policy.

2.              Identify and assess risk in the supply chain: To determine whether Conflict Minerals were necessary to the functionality or the production of Covered Products, the Company reviewed and analyzed the bills of materials for such Covered Products.  Based on the analysis, materials and components potentially including Conflict Minerals, along with their suppliers, were identified. The Company surveyed all of the Identified Suppliers by sending each of them the latest CMRT with a cover letter that provided instructions for completion of the survey. All of the Identified Suppliers responded in writing to the Company’s survey inquiry. The Company evaluated the responses received from Identified Suppliers for consistency and reasonableness in terms of which materials were stated to contain or not contain Conflict Minerals, identifying the smelters or refiners used to process the Conflict Minerals, as well as the origin of the Conflict Minerals. Where necessary, Identified Suppliers were contacted for follow-up, clarification or additional information. All of the responses were evaluated utilizing the CFSP smelter list to determine whether identified smelters were validated and to identify, where available, the country of origin and mine location of the Conflict Minerals.

3.              Design and implement a strategy to respond to identified risks: Through its Policy, contract provisions and interaction with suppliers, the Company has continued to take steps to encourage its suppliers to source only from smelters validated by the CFSP. In addition, the Company has drafted a strategy to follow when a supplier is not sufficiently responsive or is not providing responsibly sourced material. This strategy includes steps such as further training and education, monitoring their performance, escalating and reporting to senior management as well as terminating supplier relationship.

4.              Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain: The Company does not have any direct relationships with smelters or refiners that process Conflict Minerals, and it does not perform or direct audits of these entities within its supply chain.  As an alternative, the Company has relied on information provided by independent third-party audit programs, such as the CFSP.

5.              Report on supply chain due diligence: the Company expects to report annually on supply chain due diligence through Form SD and Conflict Minerals Report. The reports are available on the Company’s website: www.reald.com.

Inherent Limitations on Due Diligence Measures

The Company’s global supply chain for the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacturer of the Covered Products and the original sources of Conflict Minerals.  The Company is a downstream entity and does not purchase Conflict Minerals directly from mines, smelters or refiners. Moreover, the Company believes that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals and, therefore, has taken steps to identify the applicable smelters and refiners of Conflict Minerals in the Company’s supply chain. However, tracing these minerals to their sources is a challenge that requires the Company to rely on its suppliers in its efforts to achieve supply chain transparency, including obtaining information regarding the origin of the Conflict Minerals. The information provided by suppliers may be inaccurate or incomplete or subject to other irregularities. Moreover, because of the Company’s relative location within the supply chain in relation to the actual extraction and transport of Conflict Minerals, its ability to verify the accuracy of information reported by suppliers is limited.   We also rely on information collected and provided by independent third-party audit programs.   Such sources of information may yield inaccurate or incomplete information and may be subject to fraud. As a result, the Company’s due diligence measures can provide only reasonable, not absolute, assurances regarding the source and chain of custody of the Conflict Minerals contained in the Covered Products.

Another complicating factor is the unavailability of country-of-origin and chain-of-custody information from our suppliers on a continuous, real-time basis.  Under the Rule, a product is “DRC conflict free” if it meets the required standard every day of the reporting year; conversely, a product would “not be found to be DRC conflict free” if it does not meet the required standard even one day of the reporting year.  The supply chain of commodities such as Conflict Minerals is a multi-step process operating more or less on a daily basis, with ore being delivered to smelters and refiners, with smelters and refiners smelting or refining ores into metal containing derivatives such as ingots, with the derivatives being shipped, sold and stored in numerous market locations around the world and with distributors and purchasers holding varying amounts of the derivatives in inventory for use.  Since the Company does not have direct contractual relationships with smelters and refiners, it relies on its direct suppliers to gather and provide specific information about the date when the ore is smelted into a derivative and later shipped, stored, sold and first entered into the stream of commerce.

Risk Mitigation and Future Improvement of Due Diligence

The Company expects to take the following steps, among others, to improve its due diligence measures and to further mitigate the risk that the Conflict Minerals contained in the Company’s products benefit armed groups in the Covered Countries:

•                  Continuing to clearly communicate expectations to our suppliers to obtain current, accurate and complete information about the supply chain[, including requesting that they provide information on a product or component level];

•                  Encouraging and educating suppliers to implement responsible sourcing and requesting that they encourage smelters and refiners to obtain a “conflict-free” designation from an independent, third-party auditor through a program such as the CFSP;

•                  Continuing the Company’s practice of contractually obligating suppliers to abide by the Company Policy by including in supplier agreements a conflict minerals compliance clause that is consistent with the Company Policy; and

•                  Providing continuing education to all employees who are involved with material, component and supplier selection.

Findings to Date

Results of Due Diligence. A total of 17 out of 59 suppliers were classified as Identified Suppliers for Conflict Minerals regulatory purposes and contacted as part of the due diligence process. The survey response rate among these suppliers was 100%. Of the responding suppliers, 41% responded that the components they provided to the Company did contain one or more of Conflict Minerals that may be necessary to the functionality or production of those components. Some suppliers indicated that they were unable to identify all smelters and refiners due to their not receiving information from all of their supply chain.

Identified Smelters and Refiners. As noted above, not all of the Identified Suppliers were able to identify smelters and refiners. In addition, while some of the Identified Suppliers provided information for the particular components they supply to the Company, most provided this information on a division- or company-wide basis.  When the Identified Supplier provided component-level information, the Company has listed below the smelters or refiners identified by the supplier.  However, when the Identified Supplier provided only division- or company-level information, the Company determined that it did not have sufficient information to identify the particular smelter or refiner that processed the Conflict Minerals contained in the particular component in the Covered Products, and thus did not include the smelters or refiners below.  Based on the information that was provided by the Identified  Suppliers and otherwise obtained through the due diligence process, the Company believes that, to the extent reasonably determinable by the Company, the facilities that were used to process the Conflict Minerals contained in the Covered Products may include the smelters and refiners identified in Table 1 below. One of the smelters listed re-established sourcing in 2014 in Rwanda, which is one of the Covered Countries. The smelter in question is on the CFSP validated smelter list and identified as conforming to the CFSP Supply Chain Transparency Smelter Audit Protocol for tin and tantalum.

Table 1.

Metal	Smelter or Refiner Facility Name
Gold	The Refinery of Shandong Gold Mining Co. Ltd
Metalor Technologies Ltd
Tantalum	Mitsui Mining & Smelting
Tin	Alpha
Cooperativa Metalurgica de Rondônia Ltda
CV United Smelting
EM Vinto
Gejiu Non-Ferrous Metal Processing Co. Ltd
Malaysia Smelting Corporation (SMC)
Metallo Chimique
Mineração Taboca S.A.
Minsur
Mitsubishi Materials Corporation
OMSA
PT Bangka Putra Karya
PT Bangka Tin Industry PT Belitung Industri Sejahtera
PT Bukit Timah
PT DS Jaya Abadi
PT Koba Tin
PT Refined Bangka Tin
PT Sariwiguna Binasentosa
PT Stanindo Inti Perkasa
PT Tambang Timah
PT Timah (Persero), Tbk
PT Tinindo Inter Nusa
Electroloy Metal (Shenzhen) Co.,Ltd
Thaisarco
White Solder Metalurgia e Mineração Ltda.
Yunnan Chengfeng Non-ferrous Metals Co.,Ltd.
Yunnan Tin Company, Ltd

Identified Countries of Origin. As noted above, when the Identified Supplier provided component-level information, the Company has listed below the countries of origin identified by the Supplier.  However, when the Identified Supplier provided only division- or company-level information, the Company determined that it did not have sufficient information to identify the particular countries of origin of the Conflict Minerals contained in the particular component in the Covered Products, and thus did not include the country of origin below. Based on the information that has been obtained pursuant to the due diligence process, the Company reasonably believes that the countries of origin of the Conflict Minerals include the following countries, as well as recycled and scrap sources:

•                  Australia

•                  Bolivia

•                  Brazil

•                  China

•                  Indonesia

•                  Japan

•                  Peru

•                  Rwanda

•                  Thailand

Efforts to Determine Mine or Location of Origin.  To determine the mines or location of origin of the Conflict Minerals with the greatest possible specificity, the Company performed the due diligence measures described above. Based on the Company’s review of the information obtained through its supply chain, as well as publicly available information, the Company determined that it did not have sufficient information to identify the specific mine or location of origin of the Conflict Minerals within the above-referenced countries of origin.

Cautionary note on forward-looking statements

Forward-looking statements in this Report are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended and other federal securities laws. Investors are cautioned that statements in this Report that are not strictly historical statements, including but not limited to, the sourcing of Conflict Minerals, actions that the Company expects to take in the future in connection with the internal and external processes it has established or may establish regarding its conflict minerals policies and reviews and the accuracy and efficacy of these processes. Words such as “expects,” “goals,” “intends,” “plans,” “believes,” “seeks,” variations of these words and similar expressions are intended to identify such forward-looking statements.  These statements are based on RealD’s current expectations and beliefs, as well as a number of assumptions concerning future events. Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside RealD’s control, including, without limitation, risks and uncertainties associated with the progress of industry and other supply chain transparency and smelter or refiner validation programs for Conflict Minerals (including the possibility of inaccurate information, fraud and other irregularities), inadequate supplier education and knowledge, limitations on the ability or willingness of suppliers to provide more accurate, complete and detailed information and limitations on the Company’s ability to verify the accuracy or completeness of any supply chain information provided by suppliers or others.  These and other factors could cause actual results to differ materially from the results discussed in or implied by the forward-looking statements. Except as otherwise required by the Dodd-Frank Act and the Rule, RealD undertakes no obligation to update publicly the information contained in this report, or any forward-looking statements, to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.